Scott Lumish
4 Bridle Lane Woodside, CA 94062 +1 650-851-1681 scott@lumish.com

12 November 2009

Jean Chalopin
11F, Tower A, Building No. 1 GT International Center Jia3
Yongandongli, Jianguomenwai Avenue,
Chaoyang District, Beijing 100022, China

Dear Jean,

This letter will confirm the Agreement between Scott Lumish ("Consultant") and Green China Resources ("GCR" or "Company") beginning on November 1, 2009. In addition, it will define the general scope of work and the terms and goals of Consultant's services with GCR.

GCR is positioning itself to offer financing, consulting, management consulting and go-to-market services including, but not limited to, companies in the Green/Clean Technology market focusing, thus far on Energy Waste Recovery market. To date, the Consultant has 1) facilitated formalization of a relationship between MECS and CER at the behest of GCR, 2) initiated introductions to other companies which may be of interest to GCR, 3) undertaken research of other areas in the Green/Clean Technology market that GCR may expand into with its service offerings.

1) Scope of Services: Moving forward, the Consultant shall render full time consultancy services focused on revenue generation and corporate growth for GCR. Consultant understands that the scope of his services may expand over time but will include, and are not limited to

- Lead generation and development for current and future projects with a focus on revenue generation and overall corporate growth
- New business development including negotiation, management and monetization of accounts
- General market and competitive analysis of target industries worldwide including, but not limited to, availability of government issued carbon credits, pollution mediation, energy recovery, battery technology, new alternate energy sources, etc.
- Contribution to the development and refinement of GCR's vision and strategy to extend GCR's core offerings
- Corporate development services including production of marketing materials, white papers, presentations and other documentation.
- Outbound Marketing initiatives including trade show presentation and speaker roles, analyst and press communications to develop industry relevance.

- Supervision and guidance of any staff that GCR places under Consultant's control.
- Investor relations including introduction to new money sources, new investment opportunities
- Development of a viable, profitable BOT/alternative financing strategy designed to bolster clean/green offerings to be followed by implementation where highest levels of return are offered. At the same time, determine safety and viability of BOT financing in countries and with companies that are "credit worthy".

In performing services under this Agreement, the Consultant shall operate as and have the status of an independent contractor and shall not act as or be an agent or employee of the Company.

As an independent contractor, the Consultant will be solely responsible for determining the means, methods, time and place of performing the services subject to the Company's overall schedule requirements and maintaining contacts and communications necessary for the services.

The Company will furnish office space if needed, secretarial and other office services as are required to carry out the assignments made hereunder.

2. Compensation. The Company shall compensate the Consultant as follows:

(i) Monthly payment of $10,000 (ten thousand US dollars) paid on the first of each month.

(ii) Reimbursement of actual, reasonable out-of-pocket, including expenses for travel, accommodations and meals associated with working for GCR. Should Consultant's travel and business related expenses exceed $7,500 per month for 3 months, GCR will consider the issuance of a corporate credit for use only for those expenses pre-approved by the Company such as travel, lodging, conference registration.

(iii) In addition, GCR agrees to pay Consultant $70,000 for completion of his negotiations between CER and MECS upon the execution of (1) to be mutually defined.

3. Non-Competition. During the terms of this Agreement, the Consultant agrees that he will not in any manner directly or indirectly provide services, advice or other assistance to any firm or business which is similar to or competitive with the business of the Company or any of its affiliates without prior written approval.

4. The Consultant agrees that any information which he obtains while performing services in his consulting capacity concerning the business or operations of the Company, its affiliates or third parties with whom it conducts business (including,

but not as a limitation, financial and technical information) shall be used only to perform such services and shall not be disclosed to anyone outside the Company, except with the prior written authorization of the Company. The obligations of this paragraph shall survive any termination of this Agreement and do not apply to any information which has been publicly released or is in the public knowledge or literature.

5. Term. The term of this Agreement shall begin on November 1, 2009, and shall continue through November 2010. Prior to the termination of this Agreement, the Company and the Consultant will meet to discuss continuation or termination of this Agreement.

6. Compliance with Law. The Consultant agrees to fully comply with the United States Foreign Corrupt Practices Act (Public Law 95-213, 95th Congress, December 19, 1977) and all other applicable State and United States Laws.

7. Entire Agreement. This Agreement consists of this letter. This Agreement, as defined in this paragraph, sets forth the full and complete understanding of the parties as of the date above stated, and supersedes any and all agreements and representations made or dated prior hereto. Amendments to this agreement must be in writing.

8. Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of California, USA.

Kindly indicate your agreement with the foregoing by executing the duplicate originals of this letter in the space below and returning a fully signed duplicate original to me.

Scott Lumish 12 November 2009 ____________________	Jean Chalopin 12 November 2009 ____________________